

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 29, 2004

Via Facsimile and U.S. Mail

Mr. Lawrence Dick
President and CEO
Evolving Gold Corporation
1188 West Georgia St, Suite 1200
Vancouver, British Columbia
Canada V6E 4A2

> Re: **Evolving Gold Corporation**
> **Form 20-F Registration Statement; Filed September 23, 2004**
> **File No. 0-50953**

Dear Mr. Dick:

We have reviewed your filing and have the following comments. We may have additional comments upon completion of our engineering review. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. The Form 20-F registration statement will become automatically effective 60 days from the date of the first filing. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing, so that it does not become effective in a deficient form. Please contact us if you need to discuss this alternative.

2. In your amendment to the registration statement, include information as up to date as possible. We refer you to General Instruction C(b) of Form 20-F, which states that "[U]nless an item directs you to provide information as of a specific date or for a specific period, give the information in a registration statement as of a date reasonably close to the date of filing the registration statement...." For example, update the information in the high and low exchange rates for the previous six months. See Item 3.A.3 (b) of Form 20-F.

Forward-Looking Statements, page 3

3. Since your stock is deemed a penny stock as defined by Rule 3a51-1 of the Securities Exchange Act of 1934, please remove all references to the Private Securities Litigation Reform Act of 1995 in your first paragraph in this section as the safe harbors under that Act are not available to you.

4. You state that actual future results and trends may differ materially from historical results or those projected in a variety of factors, including items under the risk factor section. Please ensure that your statement does not suggest that you have failed to disclose all known material risks in the risk factor section.

5. We note your statement that you "undertake no obligation to update" these statements. Clarify that you have obligations under the federal securities laws to disclose material developments related to previously disclosed information. In this regard, see, for example, In Re Time Warner, 9 F.3d 259 (2d Cir. 1993); Blackman v. Polaroid, 910 F. 2d 17 (1st Cir. 1990); Ross v. A.H. Robbins, 465 F. Supp. 904 (S.D.N.Y. 1979); and Shared Medical Systems Corp., 56 SEC Docket 203 (1994). Please revise the disclosure so that it is consistent with federal law.

Capitalization and Indebtedness, page 7

6. Please confirm that you do not currently have any debt obligations or indebtedness in the form of indirect or contingent indebtedness. See Item 3.B. of Form 20-F.

7. Update the table to a date within 60 days of filing. See Item 3.B of Form 20-F. Include footnotes describing transactions that have taken place since the most recent financial statements.

Risk Factors, page 8

8. Please group your related risk factors together under classified headings such as risks related to your industry and risks related to your company.

9. If material, provide a risk factor that addresses the possibility that you may be deemed a Passive Foreign Investment Company. Briefly explain that U.S. investors who invest in

Evolving Gold Corporation will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be more complicated and unfamiliar to them.

10. Consider including a risk factor discussion addressing the potential conflict of interest between the company some of its officers and directors who also serve on boards of companies in the same industry as you.

Evolving Gold has minimal positive cash flow..., page 8

11. Tell us whether the company plans on entering into any debt obligations in the next twelve months.

The Amount of Capital Necessary to meet all environmental regulations..., page 8

12. Provide a discussion or a cross-reference to the specific governmental rules and regulation, including federal, provincial and local government rules and regulations, which impact your business activities. For example, if a permit is required for you to conduct any exploratory activities, please discuss the requirements for the permit, whether you have obtained such a permit or the status of your application for the permit and the regulatory body responsible for granting the permit. Additionally, include a discussion of environmental regulations, which impact your operations. We may have further comments. See Item 4.B.8 of Form 20-F.

Evolving Gold is Dependent on Key Personnel..., page 10

13. If you do not carry key person insurance for senior management and other personnel, provide disclosure to that effect.

As a "foreign private issuer," Evolving Gold is exempt..., page 11

14. Explain the type of "data" that may not be available to shareholders as opposed to that which they would have access if you were not a foreign private issuer.

Item 4. Information on the Company, page 11

Incorporation and Name Changes, page 11

15. Disclose the business reason for changing your name to Evolving Gold Corporation in September of 2003.

Business Overview, page 12

16. You state that the company was a wholly-owned subsidiary of Zimtu and as such, may be considered to be a *party not dealing at arm's length* with Zimtu. Please discuss what you

mean by "not dealing at arm's length."

<u>Property, Plant and Equipment, page 14</u>

17. Please provide the percentage or dollar figure that constitutes a *substantial amount of capital* that will have to be spent on each deposit on further drilling and engineering studies.

<u>Acquisition of Interest, page 14</u>

18. Please disclose the percentage that Zimtu owns to be a major shareholder of your company.

19. Tell us, on a supplemental basis, whether the option agreement between the company and Zimtu was conducted in an arms length manner.

20. Please disclose what occurs to the Company if you do not incur $250,000 in exploration expenditures on the Murray Property according to your milestone payment schedule.

21. Please discuss the one mineral claim on the Murray Property.

<u>Item 5. Operating and Financial Review and Prospects, page 17</u>

22. Please provide the exemption you relied upon in these private placements that you mention in the overview section.

<u>Item 6. Directors, Senior Management and Employees, page 20</u>

23. Identify Mr. Osterman's employer over the last three.   If he is self-employed, so indicate.

24. Either here or in another appropriate section of your registration statement, disclose the amount of time each officer devotes to the business of the company.

<u>Employees, page 23</u>

25. Please disclose the nature of the services provided by your independent contractors.

<u>Item 7. Major Shareholders and Related Party Transactions, page 26</u>

26. Please identify the company that is a "significant shareholder," the company whose director "acts as a manager of the Company" and that individual. Provide the percentage of shares held by the significant shareholder. Clarify which fees in the table were paid to which of the related parties.

Accounting Fees, page 27

27. Please specify the types of accounting fees (i.e., auditing or other financial services) that amounted to $5,603 in 2004 and $1,891 for Fiscal 2005 to date.

Engineering Comments

General

28. The word "development" has very specific meanings under Industry Guide 7(a)(4), (see http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7. It references the "development stage" when companies are engaged in preparing reserves for production. If you do not have any "reserves," as defined by Guide 7, please remove the terms "develop," or "development" throughout the document, and replace it, as needed, with the terms "explore" or "exploration." This includes the using of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

29. Insert a small-scale map showing the location and access to your property. Note that SEC's EDGAR program now accepts digital maps; so please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the staff for our review.

30. Add a risk factor that addresses that fact that the probability of an individual prospect ever having "reserves" that meet the requirements of Industry Guide 7 is extremely remote, in all probability your properties do not contain any reserves, and any funds spent on exploration will probably be lost.

31. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercially viable mineral deposit, a reserve.

32. As a general checklist, when reporting the results of sampling and chemical analyses:
    - Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
    - Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
    - Eliminate all disclosure of the highest values or grades of sample sets.
    - Eliminate grades disclosed as "up to" or "as high as."
    - Eliminate statements containing grade and/or sample-width ranges.
    - Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
    - Generally use tables to improve readability of sample and drilling data.
    - Soil samples may be disclosed as a weighted average value over some area.
    - Refrain from reporting single soil sample values.
    - Convert all ppb quantities to ppm quantities for disclosure.

    Revise your text accordingly.

33. Expand your disclose about your exploration plans for your properties.
    - Disclose a brief geological justification for each of your exploration projects written in non-technical language.
    - Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
    - If there is a phased program planned, briefly outline all phases.
    - Or disclose that you have no current detailed plans beyond your current program to conduct exploration on your property.
    - Disclose how the exploration program will be funded.
    - Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

34. You specifically disclose the name of the geologist who produced the technical report for the Murray property on page 16. Provide us supplementally with a written consent from him. This consent should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

Closing Information

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Again, we remind you that the Form 20-F registration statement becomes effective automatically under the Exchange Act 60 days after filing, and the Exchange Act reporting requirements become operative at that time.

Please file an amended registration statement in response to these comments and provide any requested supplemental information. In responding to this comment letter, you must comply with Rule 12b-15 and General Instruction D of Form 20-F, *which includes filing copies of your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made.* You should include with the amendment a response letter that keys your responses to our comments and indicates the location of changes made in response to our comments. Also note the location of any material changes made for reasons other than in response to our comments. Supplementally provide six copies of the your amended registration statement, which you have clearly and accurately marked to reflect the changes that you have made, to Susan Min. If you believe complying with these comments is not appropriate, tell us why in your cover letter. We may have comments after reviewing the amendment and your responses.

Direct any questions regarding engineering comments to Roger Baer, Mining Engineer, at (202) 942-2965. Direct all accounting questions to John Weitzel, at (202) 942-1807, or in her absence, to Barry Stem, Senior Assistant Chief Accountant at (202) 942-1919. Direct all other disclosure issues to Susan Min at (202) 942-1951 or, in her absence, to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.

Sincerely,

H. Roger Schwall
Assistant Director

cc: H. R. Schwall
       B. Stem
       J. Weitzel
       S. Min
       R. Baer